UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 7, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

WGL Holdings, Inc.
File No. 1-16163

Washington Gas Light Company
File No. 0-49807

CF#31114

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WGL Holdings, Inc. and Washington Gas Light Company submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on May 8, 2014.

Based on representations by WGL Holdings, Inc. and Washington Gas Light Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through May 8, 2024
Exhibit 10.2	through May 8, 2024
Exhibit 10.3	through May 8, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary